EXHIBIT 12.1

EQT Corporation

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
	(Thousands)
Earnings
Income before income taxes, noncontrolling interests, discontinued operations and cumulative effect of accounting changes	$299,235	$301,707	$759,129	$355,220	$253,597	$410,524
Minus: equity (earnings) or losses of non consolidated investments and noncontrolling interests	(20,115)	(19,162)	(7,171)	(9,672)	(6,509)	(5,714)
Plus: fixed charges	88,265	211,509	159,946	147,853	125,057	81,221
Minus: capitalized interest and allowance for borrowed funds used during construction	(10,086)	(19,613)	(15,502)	(9,266)	(4,258)	(16,989)
Total earnings	$357,299	$474,441	$896,402	$484,135	$367,887	$469,042

Fixed charges
Interest expense	$75,136	$184,786	$136,328	$128,157	$111,779	$58,394
Plus: capitalized interest and allowance for borrowed funds used during construction	10,086	19,613	15,502	9,551	4,258	16,989
Plus: estimated interest component of rental expense	3,043	7,110	8,116	10,145	9,020	5,838
Total fixed charges	$88,265	$211,509	$159,946	$147,853	$125,057	$81,221

Ratio of earnings to fixed charges	4.05	2.24	5.60	3.27	2.94	5.77